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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Matthews A Share Selections Fund, LLC

Unless otherwise indicated, each answer relates to the Matthews CF-U Series and the Matthews ADF-U Series, collectively, the two series of Matthews A Share Selections Fund, LLC (the “Company”).

3.	Securities and Exchange Commission File No.: 811- 22809

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐  Initial Application            ☒  Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Four Embarcadero Center, Suite 550, San Francisco, CA 94111

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

David A. Hearth, Esq.

Paul Hastings LLP

55 2nd Street, 24th Floor

San Francisco, CA 94105

(415) 856-7007

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

BNY Mellon Investment Servicing (US) Inc., 760 Moore Road, King of Prussia, PA 19406

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒  Open-end            ☐  Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Matthews International Capital Management, LLC

Four Embarcadero Center, Suite 550

San Francisco, CA 94111

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

N/A

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): N/A

(b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐  Yes            ☒  No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes            ☐  No

If Yes, state the date on which the board vote took place: September 27, 2016

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐  Yes            ☒  No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Pursuant to Article VIII, Section 8.1(a) of the Company’s Amended and Restated Limited Liability Company Operating Agreement, the Company may be dissolved and terminated at any time upon the written election of the Board of Directors by written notice to the Company’s members without a vote of such members.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒  Yes            ☐  No

(a)	If Yes, list the date(s) on which the fund made those distributions: September 30, 2016

(b)	Were the distributions made on the basis of net assets?

☐  Yes            ☒  No

(c)	Were the distributions made pro rata based on share ownership?

☐  Yes            ☒  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Payments to the former sole shareholder of each series of the Company for the redemption of interests in those series were made in proportion to shareholders’ respective positive capital accounts as of September 30, 2016 (the “Distribution Date”).

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐  Yes            ☒  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐  Yes            ☐  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐  Yes            ☒  No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

None.

(b)	Describe the relationship of each remaining shareholder to the fund:

The former sole shareholder of each series of the Company might receive up to an additional amount equal to approximately U.S. $150 retained by the Company for purposes of continuing its legal existence in China solely for purposes of completing any remaining liquidation and related regulatory activities. In addition, each series of the Company expects to receive approximately U.S. $200 in interest, which would be paid to the respective sole former shareholder less any taxes.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☒  Yes            ☐  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

The former sole shareholder of each series of the Company might receive up to an additional amount equal to approximately U.S. $150 retained by the Company for purposes of continuing its legal existence in China solely for purposes of completing any remaining liquidation and related regulatory activities. In addition, each series of the Company expects to receive approximately U.S. $200 in interest, which would be paid to the respective sole former shareholder less any taxes.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☒  Yes            ☐  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Each series of the Company holds a de minimus amount equivalent to approximately $150 per series that is being maintained only for the purposes of completing regulatory and liquidation activity in China. In addition, each series of the Company expects to receive approximately U.S. $200 in interest, which would be paid to the respective sole former shareholder less any taxes.

(b)	Why has the fund retained the remaining assets?

See above.

(c)	Will the remaining assets be invested in securities?

☐  Yes            ☒  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒  Yes            ☐  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

Each series of the Company would pay any remaining de minimus amounts to its former sole shareholder, all as described above. Each series would pay Chinese taxes of approximately U.S. $40 on the interest expected to be received.

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

These amounts will be paid promptly (within a few business days) after the Company’s receipt of the remaining cash.

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $4,000

(ii)	Accounting expenses: $13,000 (liquidation audit in China)

(iii)	Other expenses (list and identify separately): $22,000 (tax clearance in China); $1,000 (transfer fees; state filing and service fees to dissolve entity)

(iv)	Total expenses (sum of lines (i)-(iii) above): $40,000 (all figures in this item 22(a) are estimates)

(b)	How were those expenses allocated?

The applicable investing series of Matthews International Funds, d/b/a Matthews Asia Funds, the former sole shareholder of each series of the Company, reimbursed the Company for all expenses associated with the liquidation.

Who paid those expenses? See response to 22(b)

(c)	How did the fund pay for unamortized expenses (if any)?

None are expected. But if there are any unexpected amounts, they would not be material and they would be paid as described in the response to item 22(b) above.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☒  Yes            ☐  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

This is an amendment to an application on Form N-8F filed on October 20, 2016.

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐  Yes            ☒  No

If Yes, describe the nature of the litigation or proceeding and the position taken by the fund in that litigation.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐  Yes            ☒  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and the date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Matthews A Share Selections Fund, LLC, (ii) he is the President of Matthews A Share Selections Fund, LLC and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ William J. Hackett
Name:	William J. Hackett
Title:	Director and President Matthews A Share Selections Fund, LLC